Filed by NorthStar Realty Finance Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Griffin-American Healthcare REIT II, Inc.
Commission File No. for Registration Statement
on Form S-4 filed by NorthStar Realty Finance Corp.: 333-198234

Certain financial information with respect to Griffin-American Healthcare REIT II, Inc., a Maryland corporation (“Griffin-American”), and the pending acquisition of Griffin-American by NorthStar Realty Finance Corp., a Maryland corporation (the “Company”), was filed by the Company under cover of Form 8-K on August 19, 2014 and is incorporated by reference into this filing.